Exhibit 99.1

 Q3 2016 Earnings CallNovember 4, 2016

 Forward-Looking Statement  Fortis Inc. (“Fortis” or, the “Corporation”) includes forward-looking statements in this presentation within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this presentation reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: targeted annual dividend growth through 2021; the Corporation’s forecast consolidated midyear rate base for the period 2016 through 2021; forecast midyear rate base at ITC for the period 2016 through 2021; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the Corporation’s forecast gross consolidated and segmented capital expenditures for the period 2016 through 2021 and the expectation that forecast capital expenditures in the later years will increase as those years approach; the nature, timing and expected costs of certain capital projects including, without limitation, the ITC Multi-Value Regional Transmission Projects, 34.5kV to 69kV Conversion Project and the Lake Erie Connector, the Central Hudson Gas Main Replacement Program, FortisBC Lower Mainland System Upgrade, Tilbury LNG facility expansion and pipeline expansion to the Woodfibre LNG facility, and the FortisAlberta Pole Management Program; estimated consolidated fixed-term debt maturities and repayments through 2021; and estimated long-term debt issuances for the period 2017 through 2021.Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; sufficient human resources to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations; currency exchange rates and resolution of pending litigation matters. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars.  2

 Barry Perry  President & CEO

                                     ITC Acquisition Closed  4                  Completed  Secured minority investor with GIC Private Limited to acquire a 19.9% equity interest in ITC for US$1.228B. The process was completed in just over 70 days in April 2016.  Received Fortis shareholder approval on May 5, 2016  Received ITC shareholder approval on June 22, 2016  The transaction review by the Committee on Foreign Investment in the United States was completed in July 2016  Federal and state regulatory applications filed   Fortis shares listed on NYSE on October 14, 2016    Raised US$2.0B in debt associated with transaction on October 4, 2016   Obtained federal and state regulatory approvals. All regulatory approvals received within 245 days of deal announcement or 132 days after all state regulatory filings were made.  Closed transaction on October 14, 2016; 248 days after deal announcement

 NYSE Listing  5  Fortis listed on the NYSE under the symbol “FTS” – October 14, 2016Investor executive roundtable sessions held by Fortis at NYSE – October 17, 2016Fortis commemorated the listing by ringing the opening bell at NYSE – October 18, 2016

Fortis Today

- Leader in the North American regulated electric and gas utility business
- ITC provides strong platform in electric transmission sector
- Successful utility acquisition track record
- Tremendous economic, geographic and regulatory diversity
- Regulatory outcomes provide stability for near term
- Visible growth provided by base 5-year capital program
- Pursuing several additional energy infrastructure opportunities
- Record dividend growth and superior long-term returns to shareholders




FORTIS



FORTIS INC.

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 7  43 Consecutive Years of Annual Dividend Increases     Longest record of any public corporation in Canada    Longest record of any public corporation in Canada  $0.67  $0.82  $1.00  $1.04  $1.12  $1.16  $1.20  $1.24  $1.28  $1.40  Dividend paid per common share    Average annual dividend growth through 2021 targeted at 6%  9% CAGR  $1.53

Q3 Highlights

FORTIS INC.

- Successful completion of ITC transaction on October 14, 2016
  - Issued US$2 billion unsecured notes to finance a portion of the acquisition
  - Listed shares on the NYSE
- Significant progress on key regulatory proceedings
  - TEP revenue requirement settlement agreement
  - GCOC decisions received in BC and Alberta
  - FERC issued order affirming ALJ ROE recommendation for the initial refund period at ITC
  - Regulatory outcomes provide stability for near term
- Capital investments on track
  - $1.4 billion invested to date in 2016
  - Annual 2016 capital spend expected to increase $200 million to $2.1 billion due to investments at ITC from date of transaction



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 2017-2021 Capital Program  US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.30 for 2017 through 2021.  Capital Expenditures ~$13B Five-Year Capital Program   9  ($ billions ) (1)  $2.9  $2.9  $2.4  $2.4  $2.3

 2016 – 2021 Midyear Rate Base  Midyear Rate Base  Includes the impact of bonus depreciation and excludes construction work in progress.US Dollar denominated Midyear Rate Base converted at a USD/CAD exchange rate of 1.32 for 2016 and 1.30 for 2017 through 2021.Includes 100% of the Waneta Expansion, of which Fortis has a 51% controlling ownership interest.  10    $25.7  $27.1  $28.3  $28.9  $29.6  $24.2  ($ billions ) (2)  (3)  (1)  3-Year CAGR 5.3%

 11  Progress on Major Capital Projects  US Dollar denominated CAPEX converted at a USD/CAD exchange rate of 1.32 for 2016 and 1.30 for 2017 through 2021.2016 reflects capital expenditures from date of acquisition.  $millions(1)  2016  2017-2021  ITC Multi-Value Regional Transmission Projects (2)  74  450  ITC 34.5kV to 69kV Conversion Project (2)  18  458  UNS Energy Springerville Unit 1 Purchase  112  -  Central Hudson Gas Main Replacement Program  26  202  FortisBC Tilbury LNG Facility Expansion – Tilbury 1A  90  38  FortisBC Lower Mainland System Upgrade   31  379  FortisAlberta Pole-Management Program  47  96  7  11

Opportunities Beyond Base Plan

FORTIS INC.

FortisAlberta:
Rural Electrification Associations

FortisBC:
Tilbury, Woodfibre LNG, Gas Infrastructure

UNS Energy:
Renewables & Natural Gas

ITC:
Lake Erie Connector

FortisOntario:
Wataynikaneyap Project & Municipal Utility Consolidation

Central Hudson:
REV Demonstration Projects & NY Transco LLC, Gas Infrastructure

ITC:
Mexico Transmission Projects



Alberta
British Columbia
Minnesota
Iowa
Kansas
Oklahoma
Arizona
Missouri
Illinois
Michigan
Ontario
Prince Edward Island
Newfoundland
New York State
Turks and Caicos Islands
Grand Cayman
Regulated Electric
Regulated Gas
FERC Regulated Electric Transmission

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 Karl Smith  Executive Vice President, Chief Financial Officer

Diversified Portfolio of Utilities Continues to Deliver Strong Performance

FORTIS INC.

Financial Highlights

- Strong performance from regulated utilities during the quarter
- Unused consolidated credit facilities of approximately $2.2B, excluding ITC
- $2.1B capital program forecast for 2016 and is on track
  - Increased by $0.2B due to expected capital investments at ITC from date of acquisition
- Raised US$2B in debt to finance a portion of the ITC transaction
  - US$0.5B 5-year notes at 2.100%
  - US$1.5B 10-year notes at 3.055%



Adjusted Earnings
($ millions)
200
150
100
$145
$154
2015
2016
Q3
500
400
300
$447
$475
2015
2016
YTD



Adjusted EPS
($)
0.75
0.50
0.25
$0.52
$0.54
2015
2016
Q3
1.75
1.50
1.25
$1.61
$1.67
2015
2016
YTD

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 Multiple Drivers of EPS Growth – Q3  15    $0.01  ($0.02)  $0.03  $0.04  $2.11  ($0.01)  ($0.01)  ($)  ($0.02)

 16  ($)  Multiple Drivers of EPS Growth– YTD

 17  ITC’s Q3 Highlights  Financial Highlights  Q3 and September YTD performance reflects impacts of transaction costs and MISO base ROE complaints Q3 2016 net income of US$50MQ3 YTD 2016 net income of US$185MIn October, S&P reaffirmed the credit ratings of ITC Holdings and its operating companies Revised the outlook to stable from negative, subsequent to the completion of the acquisitionCapital expenditures on trackUS$561M spent to date in 2016

 18  Liquidity and Credit Ratings  Credit Ratings(1)   Fortis Inc.  DBRS  BBB (high)  S&P  A- / BBB+  Credit Facilities   2.2  3.2  ($ billions)  1.6  1.9  Moody’s  Baa3  In October 2016, following the completion of the acquisition of ITC, DBRS revised the Corporation’s unsecured debt credit rating to BBB(high) from A(low) and revised its outlook to stable from under review with negative implications and S&P affirmed the Corporation’s long-term corporate and unsecured debt credit ratings. In September 2016, Moody’s assigned a Baa3 issuer rating to Fortis Inc. and a Baa3 senior unsecured rating to an outstanding Fortis Inc. debenture, with both ratings given a stable outlook.  2.2

 Regulatory Stability  Regulated Utility  Application/Proceeding  Filing Date  Expected Decision  TEP  2017 General Rate Application Approval of Settlement  November 2015  Q4 2016  FortisAlberta  Next Generation PBR Proceeding  Not applicable  Q4 2016  Central Hudson  Reforming the Energy Vision  Not applicable  TBD  ITC  Second MISO Base ROE Complaint   Not applicable  2017  19  Summary of Recent Regulatory Outcomes  Regulated Utility  Application/Proceeding  Outcome  Agreement/ Decision Timing  TEP  2017 General Rate Application (GRA)  Settlement agreement reached on revenue requirement9.75% ROE and common equity thickness of 50%  August 2016  FortisBC Energy  2016 Generic Cost of Capital Proceeding (GCOC)  - ROE maintained at 8.75% and common equity thickness of 38.5%   August 2016  ITC  Initial MISO Base ROE Complaint   10.32% base ROE with a high-end zone of reasonableness of 11.35%  September 2016  FortisAlberta  2016/2017 Generic Cost of Capital Proceedings (GCOC)  2016 ROE maintained at 8.30% and increasing to 8.50% for 2017. Common equity thickness reduced from 40% to 37%.  October 2016  Remaining Regulatory Decisions

2017-2021 Forecast Highlights

FORTIS INC.

Capital Expenditures	- **~$13B base capital program** - Highly executable, low-risk, capital projects
Opportunities Beyond Base Plan	- Woodfibre – Potential ~$600 million **LNG opportunity** - ITC Lake Erie Connector – 1,000 MW, bi-directional, HDVC line connecting PJM and IESO - Various **infrastructure opportunities** across North America
Midyear Rate Base	- **~$30B midyear rate base by 2021** - 3-year rate base CAGR 5.3% - Holding current base capital at $2.9B annually increases 3-year CAGR = ~40 basis points - 5-year rate base CAGR 4.1% - Holding current base capital at $2.9B annually increases 5-year CAGR = ~100 basis points - Rate base reflects ITC bonus depreciation impacts
Dividend Strategy	- **6% average annual dividend growth target through 2021** - Q4 2016 dividend growth of 6.7% to $0.40 per share equivalent to annualized dividend of $1.60 - 43 consecutive years of annual dividend increases
Liquidity	- Consolidated unused credit facilities averaging $3.4 billion over forecast period - Consolidated fixed-term debt maturities and repayments averaging $450 million annually - Capital structure supportive of the Corporation's investment-grade credit ratings with equity averaging 36%
FX Assumptions	- **US$1.00:CAD$1.30 assumed** over forecast period - 5 cent change in the US dollar to Canadian dollar exchange rate would impact earnings per common share by approximately 7 cents
Regulatory Stability	- Regulatory stability in the near term with recent rate case settlement agreement or decisions at Tuscon Electric Power, FortisBC, FortisAlberta and FERC's recent ROE decision at ITC

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 2017-2021 Five Year Forecast by Segment  21  2017 Capital Forecast  ($millions)  Regulated–Independent Transmission (ITC)    ITC  958  Regulated-US Electric & Gas    UNS Energy  520  Central Hudson  222  Regulated-Canadian & Caribbean    FortisBC Gas  443  FortisAlberta  419  FortisBC Electric   111  Eastern Canadian   153  Caribbean   99  Other Energy Infrastructure  18  Total Capital    2,943  5-Year Capital Forecast by Segment   $millions  2017  2018  2019  2020  2021  Regulated – Independent Transmission (ITC)  $ 958  $872  $590  $619  $616  Regulated – US Electric & Gas  742  693  830  825  671  Regulated – Canadian & Caribbean  1,225  1,244  970  955  958  Other Energy Infrastructure  18  50  27  8  8  Total Capital Expenditures  $2,943  $2,859  $2,417  $2,407  $2,253
Regulated - US Electric & Gas 29% Regulated - Independent Transmission (ITC) 28% Regulated - Canadian & Caribbean 42% Other Energy Infrastructire 1%

 Rate Base Growth at ITC  22  ($Billions)  2016  2017  2018  2019  2020  2021  Bonus depreciation impact on midyear rate base  (0.2)  (0.3)  (0.3)  (0.4)  (0.5)  (0.5)  ITC’s Midyear Rate Base  ($ billions ) (2)  $6.9  $7.3  $8.0  $8.4  $8.6  $8.8  Includes bonus depreciation and excludes construction work in progress.US Dollar denominated CAPEX and Midyear Rate Base converted at a USD/CAD exchange rate of 1.32 for 2016 and 1.30 for 2017 through 2021.  (1)  3-year CAGR 6.8%

 Barry Perry  President & CEO

What Sets Fortis Apart?

FORTIS INC.

- Highly diversified; virtually all regulated electric and gas assets
- Highly executable base capital plan
- Focus on transmission & distribution
- Regulatory stability
- Consistent dividend growth
  - 43 years of consecutive dividend increases
  - 6% average annual dividend growth guidance through 2021
- Strong M&A track record & upside growth potential
  - Integrate ITC
  - Pursue additional growth opportunities
- Track record of superior shareholder returns



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Q3 2016 Earnings CallNovember 4, 2016